UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Rite Aid Corporation

(Name of Issuer)

Common Stock par value $1.00 per share

(Title of Class of Securities)

767754 10 4

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2004

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 767754 10 4	Amendment No. 3 to Schedule 13D	Page 2

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors III, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  (7)    Sole Voting Power

                0

  (8)    Shared Voting Power

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

  (9)    Sole Dispositive Power

                0

(10)    Shared Dispositive Power

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): 13.5% beneficial ownership of the voting stock based on 517,681,387 shares of Common Stock outstanding on September 25, 2004
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 3 to Schedule 13D	Page 3

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side III, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  (7)    Sole Voting Power

                0

  (8)    Shared Voting Power

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

  (9)    Sole Dispositive Power

                0

(10)    Shared Dispositive Power

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): 13.5% beneficial ownership of the voting stock based on 517,681,387 shares of Common Stock outstanding on September 25, 2004
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 3 to Schedule 13D	Page 4

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital III, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  (7)    Sole Voting Power

                0

  (8)    Shared Voting Power

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

  (9)    Sole Dispositive Power

                0

(10)    Shared Dispositive Power

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): 13.5% beneficial ownership of the voting stock based on 517,681,387 shares of Common Stock outstanding on September 25, 2004
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 3 to Schedule 13D	Page 5

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  (7)    Sole Voting Power

                0

  (8)    Shared Voting Power

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

  (9)    Sole Dispositive Power

                0

(10)    Shared Dispositive Power

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): 13.5% beneficial ownership of the voting stock based on 517,681,387 shares of Common Stock outstanding on September 25, 2004
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 3 to Schedule 13D	Page 6

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  (7)    Sole Voting Power

                0

  (8)    Shared Voting Power

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

  (9)    Sole Dispositive Power

0

(10)    Shared Dispositive Power

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): 13.5% beneficial ownership of the voting stock based on 517,681,387 shares of Common Stock outstanding on September 25, 2004
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 767754 10 4	Amendment No. 3 to Schedule 13D	Page 7

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Grand Avenue Associates, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  (7)    Sole Voting Power

                0

  (8)    Shared Voting Power

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

  (9)    Sole Dispositive Power

                0

(10)    Shared Dispositive Power

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): 13.5% beneficial ownership of the voting stock based on 517,681,387 shares of Common Stock outstanding on September 25, 2004
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 3 to Schedule 13D	Page 8

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Grand Avenue Capital Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  (7)    Sole Voting Power

                0

  (8)    Shared Voting Power

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

  (9)    Sole Dispositive Power

                0

(10)    Shared Dispositive Power

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): 13.5% beneficial ownership of the voting stock based on 517,681,387 shares of Common Stock outstanding on September 25, 2004
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 767754 10 4	Amendment No. 3 to Schedule 13D	Page 9

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC, PF, AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  (7)    Sole Voting Power

705,436 shares of Common Stock held by the Jonathan D. Sokoloff and Sheryl D. Sokoloff Family Trust

  (8)    Shared Voting Power

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

  (9)    Sole Dispositive Power

705,436 shares of Common Stock held by the Jonathan D. Sokoloff and Sheryl D. Sokoloff Family Trust

(10)    Shared Dispositive Power

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,319,272, including 80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): 13.6% beneficial ownership of the voting stock based on 517,681,387 shares of Common Stock outstanding on September 25, 2004
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 767754 10 4	Amendment No. 3 to Schedule 13D	Page 10

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): John G. Danhakl
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC, PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  (7)    Sole Voting Power

                66,651 shares of Common Stock

  (8)    Shared Voting Power

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

  (9)    Sole Dispositive Power

                66,651 shares of Common Stock

(10)    Shared Dispositive Power

80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

80,680,487, including 80,613,836 shares of Common Stock issuable upon conversion of 4,433,761 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): 13.5% beneficial ownership of the voting stock based on 517,681,387 shares of Common Stock outstanding on September 25, 2004
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 767754 10 4	Amendment No. 3 to Schedule 13D	Page 11

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2000 (the “Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the SEC on June 18, 2002, and as amended and restated by Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the SEC on April 1, 2003.

This Amendment No. 3 is being filed by Green Equity Investors III, L.P., a Delaware limited partnership (“GEI III”), Green Equity Investors Side III, L.P., a Delaware limited partnership (“GEI Side III”), GEI Capital III, LLC, a Delaware limited liability company (“GEIC”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), Grand Avenue Associates, L.P., a Delaware limited partnership (“Grand Avenue”), Grand Avenue Capital Corporation, a Delaware corporation (“GACC”), Jonathan D. Sokoloff and John G. Danhakl (collectively, “Reporting Persons”) pursuant to their agreement to the joint filing of this Amendment No. 3 (the “Joint Filing Agreement,” attached hereto as Exhibit 7.9).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Series D Preferred Stock’s annual dividend rate of 8%, paid in quarterly installments, the following dividends have taken place since Amendment No. 2 was filed: on June 30, 2003, GEI III acquired 78,741 shares of Series D Preferred Stock, which is convertible into approximately 1,431,654 shares of Common Stock of the Issuer; on September 30, 2003, GEI III acquired 80,316 shares of Series D Preferred Stock, which is convertible into approximately 1,460,291 shares of Common Stock of the Issuer; on December 31, 2003, GEI III acquired 81,922 shares of Series D Preferred Stock, which is convertible into approximately 1,489,491 shares of Common Stock of the Issuer; on March 31, 2004, GEI III acquired 83,561 shares Series D Preferred Stock, which is convertible into approximately 1,519,291 shares of Common Stock of the Issuer; on June 30, 2004, GEI III acquired 85,232 shares Series D Preferred Stock, which is convertible into approximately 1,549,670 shares of Common Stock of the Issuer; and on September 30, 2004, GEI III acquired 86,937 shares Series D Preferred Stock, which is convertible into approximately 1,580,673 shares of Common Stock of the Issuer.

As of September 30, 2004, GEI III is the direct owner of 4,433,761 shares of Series D Preferred Stock, which is convertible into approximately 80,613,836 shares of Common Stock of the Issuer.

CUSIP No. 767754 10 4	Amendment No. 3 to Schedule 13D	Page 12

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power		Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI III and GEI Side III	0	80,613,836	(1)	80,613,836	13.5%
Jonathan D. Sokoloff	705,436	80,613,836	(1)	81,319,272	13.6%
John G. Danhakl	66,651	80,613,836	(1)	80,680,487	13.5%
All Other Reporting Persons	0	80,613,836	(1)	80,613,836	13.5%

(1)	The Reporting Persons do not directly own these shares of Common Stock of the Issuer as of the date of this Amendment No. 3. Upon conversion of the 4,433,761 shares of Series D Preferred Stock, however, GEI III, GEI Side III and the other Reporting Persons would be deemed to beneficially own at least 80,613,836 shares of Common Stock representing approximately 13.5% of the Issuer’s Common Stock.

(c)	Other than as reported in this Amendment No. 3, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Amendment No. 3.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 767754 10 4	Amendment No. 3 to Schedule 13D	Page 13

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated as of October 14, 2004

Green Equity Investors III, L.P.
By: GEI Capital III, LLC, its General Partner

By:	/s/ Jonathan D. Sokoloff
Name:	Jonathan D. Sokoloff
Title:	Manager

Green Equity Investors Side III, L.P.
By: GEI Capital III, LLC, its General Partner

By:	/s/ Jonathan D. Sokoloff
Name:	Jonathan D. Sokoloff
Title:	Manager

GEI Capital III, LLC

By:	/s/ Jonathan D. Sokoloff
Name:	Jonathan D. Sokoloff
Title:	Manager

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ Jonathan D. Sokoloff
Name:	Jonathan D. Sokoloff
Title:	Vice President

LGP Management, Inc.

By:	/s/ Jonathan D. Sokoloff
Name:	Jonathan D. Sokoloff
Title:	Vice President

CUSIP No. 767754 10 4	Amendment No. 3 to Schedule 13D	Page 14

Grand Avenue Associates, L.P.
By: Grand Avenue Capital Corporation, its General Partner

By:	/s/ Jonathan D. Sokoloff
Name:	Jonathan D. Sokoloff
Title:	Vice President

Grand Avenue Capital Corporation

By:	/s/ Jonathan D. Sokoloff
Name:	Jonathan D. Sokoloff
Title:	Vice President

/s/ Jonathan D. Sokoloff
Jonathan D. Sokoloff

/s/ John G. Danhakl
John G. Danhakl

CUSIP No. 767754 10 4	Amendment No. 3 to Schedule 13D	Page 15

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
7.1	Commitment Letter, dated October 18, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 10.1 to Rite Aid Corporation’s current report on Form 8-K, dated November 2, 1999).

7.2	Registration Rights Agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 4.1 to Rite Aid Corporation’s current report on Form 8-K, dated November 2, 1999).

7.3	Letter agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (previously filed as an exhibit to the Schedule 13D filed on August 8, 2000).

7.4	Letter agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (previously filed as an exhibit to the Schedule 13D filed on August 8, 2000).

7.5	Amendment Number 1 to Registration Rights Agreement, dated as of October 27, 1999 by and among Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 10.61 to Rite Aid Corporation’s Quarterly Report on Form 10-Q, filed October 12, 2001).

7.6	Certificate of Designations, dated October 3, 2001 (incorporated by reference to Exhibit 3.5 to Rite Aid Corporation’s Quarterly Report on Form 10-Q, filed on October 12, 2001).

7.7	Joint Filing Agreement, dated June 18, 2002 (incorporated herein by reference to Exhibit 7.7 to Amendment No. 1 to Schedule 13D filed with the SEC on June 18, 2002).

7.8	Power of Attorney, dated June 18, 2002 (incorporated herein by reference to Exhibit 7.8 to Amendment No. 1 to Schedule 13D filed with the SEC on June 18, 2002).

7.9	Joint Filing Agreement, dated April 1, 2003 (incorporated herein by reference to Exhibit 7.8 to Amendment No. 2 to Schedule 13D filed with the SEC on April 1, 2003).

7.10	Power of Attorney, dated April 1, 2003 (incorporated herein by reference to Exhibit 7.8 to Amendment No. 2 to Schedule 13D filed with the SEC on April 1, 2003).